CutLER LAW GROUP

M. Richard Cutler, Esq	Corporate Securities Law
Admitted in California & Texas

December 4, 2017

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Nicholas P. Panos

Re:	Calmare Therapeutics, Inc.

PREN14A preliminary proxy statement filing made on Schedule 14A Filed on

November 22, 2017 by the Calmare Committee to Restore Stockholder Value

File No. 001-08696

Mr. Panos:

As you are aware we represent Stan Yarbro and the Calmare Committee to Restore Stockholder Value (the “Committee”) with respect to the above-referenced filings. We are in receipt of your letter dated December 1, 2017 with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

Schedule 14A

1.	Please advise us why the EDGAR header tag used to identify this submission was PREN14A as distinguished from PREC14A. In addition, please advise us in advance of any additional filings of the EDGAR header submission tags that the Committee plans to use to file any amended proxy statement as well as a definitive proxy statement.

RESPONSE:

The PREN14A header was an error. The amended proxy statement will be filed as PREC14A/A and the definitive proxy statement will be filed as DEFC14A.

2.	Calmare Committee to Restore Stockholder Value has been identified on the cover page of Schedule 14A as the sole person filing the proxy statement. Pages six and seven of the proxy statement, however, identify ten participants. Given that each of these persons could be viewed as engaging in the solicitation, each bears an obligation to comply with Section 14(a) and Rule 14a-3 thereunder which rule requires that no solicitation may take place unless accompanied by a proxy statement. Please identify the ten participants named on pages six and seven, and any other participants, as persons filing the proxy statement, or advise. Refer to Item 4(b)(1) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term "solicit" as used in Instruction 3(a)(vi).

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CutLER LAW GROUP	Page 2 of 7

RESPONSE:

We have amended the cover page to clearly identify the ten members of the Committee who intend to undertake the consent solicitation. There are no other “participants” in the consent solicitation as defined by Rule 14(a)(1)(1).

3.	Please advise us whether agents of the Committee should be identified as participants.

RESPONSE: No agents of the Committee would be identified as participants.

4.	Advise us, with a view toward revised disclosure, whether the participants have complied with the Rule 14a-5(e)(1) requirement to identify the deadline by which shareholder proposals made pursuant to Rule 14a-8 must be submitted to the registrant.

RESPONSE:

As Calmare failed to meet its proposed November 2017 proposed filing with respect to the planned November 2017 annual meeting, no such disclosure was included as it would have been somewhat meaningless (all such deadlines were passed). Calmare has yet to file a proxy for an annual meeting. Nevertheless, the Committee has added a Section in the proxy statement entitled “Proposals of Shareholders” which describes the general rules for shareholder proposals. See page 29 of the amended Proxy Statement.

5.	Advise us, with a view toward revised disclosure, whether the participants have complied with any advanced notice bylaw, and how the participants have otherwise sought to comply with Rule 14a-5(e)(2) and (3) of Regulation 14A.

RESPONSE:

There is no advance notice bylaw and Delaware law does not provide for advance notice of a shareholder consent solicitation. We have added the disclosure relative to Rule 14a-5(e)(2) and (3) to the extent possible under the section “Proposals of Shareholders” on page 29 of the amended Proxy Statement.

6.	Please revise to identify the proxy statement that will ultimately be distributed to shareholders, as distinguished from the Schedule 14A or the letter to shareholders, as preliminary. The term "proxy statement" is defined under Rule 14a-1 and does not include the letter to shareholders. Please also include the same "preliminary" identification legend on the Form of Consent as required. Refer to Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE:

We have added the Preliminary Proxy Statement legend to both the first page of the proxy statement and the form of consent card.

7.	Please revise to include disclosure that will ultimately and explicitly show the approximate date by which the proxy statement will be released to security holders. See Rule 14a-6(d).

RESPONSE:

That disclosure was originally included on Page 2 of the Proxy Statement. We have revised that date to December 6, 2017 but that date could change in the definitive proxy statement depending on completion of final review.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CutLER LAW GROUP	Page 3 of 7

8.	To the extent the participants intend to rely upon Rule 14a-5(c), please be advised such reliance would be impermissible at any time before the issuer distributes its proxy statement to security holders. If the participants decide to disseminate the proxy statement prior to the distribution of a proxy statement filed by the issuer, the participants must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participants' anticipated proxy statement distribution and extent to which, if any, they intend to rely upon Rule 14a-5(c).

RESPONSE:

The Committee does not intend to rely on information contained in any other proxy soliciting material as anything that is available is significantly dated. Calmare’s most recent public filing with the SEC is a 10-K for the fiscal year ended December 31, 2016, and Calmare is listed with a “stop” sign on the pink market maintained by OTC Markets. We have added the following language to page 2 of the amended proxy statement: “This Consent Solicitation Statement and the related WHITE consent card are first being sent or given on or about December 6, 2017 to holders of Shares. The Committee and its participants intend to distribute this Consent Solicitation Statement whether or not Calmare has distributed a proxy statement to its shareholders. The participants consequently undertake to provide any omitted information which would otherwise be required in a proxy statement filed by Calmare in a supplement filed as a revised definitive proxy statement. The participants accept any legal risk for distributing this Consent Solicitation Statement without such potentially required disclosures. The participants have filed and presented all required information in their possession or control as required by Form 14A, the remainder of which is in the knowledge of Calmare and the Committee does not believe it can rely on the accuracy of such information filed since Calmare’s filings are delinquent.”

Information on the Calmare Committee to Restore Stockholder Value and Participants, page 6

9.	Please reconcile the reference to Yarbro Consulting under the employment column with the name of the organization listed in the corresponding business address.

RESPONSE:

We have revised the names to be consistent.

Background of the Consent Solicitation, page 12

10.	The United States Securities and Exchange Commission does not approve or disapprove of proxy statements filed under Section 14(a) and Regulation 14A. While staff within the United States Securities and Exchange Commission may review the content of proxy statements and evaluate compliance by person soliciting proxies, including consents, with the federal securities laws, no opinion is expressed on the merits of the solicitation and no authorization is granted to party soliciting to proceed. Accordingly, please revise the statement that indicates approval by the United States Securities and Exchange Commission is anticipated to be forthcoming.

RESPONSE:

The use of the word “approval” was an error. We have revised the sentence to provide that we will commence solicitation only upon final “review” by the Securities and Exchange Commission.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CutLER LAW GROUP	Page 4 of 7

Proposal No. 2 | Election of Directors, page 14

11.	The disclosure promises to provide the name and age of each nominee, and instead only provides names under a heading potentially mischaracterized as "Name and Business Address." Please revise or advise.

RESPONSE:

The disclosure has been revised to delete the reference to age.

12.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy as instructed statement filed under cover of Schedule 14A.

RESPONSE:

Rather than provide a definitive written statement, we have added disclosure in the amended proxy statement to advise that none of the persons nominated has been subject to any such proceedings. See page 16 of the amended proxy statement.

13.	Advise us, with a view toward revised disclosure, how the participants complied with the Item 5(b)(1)(vi) requirement to disclose transactions in the subject class of securities within the past two years.

RESPONSE:

In the Section entitled “Shares held by Participants and the Nominees”, we have added a schedule reflecting any transactions in Calmare shares by any of the Participants or Nominees during the previous two years.

Proposal No. 6 | Repeal of Additional Bylaws or Bylaw Amendments, page 17

14.	Please revise to indicate that a successful passage of this proposal could result in the repeal of bylaws or amendments that are aligned with security holder interests.

RESPONSE:

We have added the requested disclosure. Please see page 17 of the Amended Proxy Statement.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CutLER LAW GROUP	Page 5 of 7

Principal Stockholders, page 18

15.	Please explain to us, with a view toward revised disclosure, exactly what is meant by the reference in footnote number one to a group having sole voting and investment power. For example, please advise us of the legal basis upon which you conclude that a group could have sole voting and investment power and why such a reference is needed in this context where only an LLC but no group appears to have been expressly identified in the table.

RESPONSE: We deleted that reference is it was inapplicable.

Form of Consent Card

16.	Advise us, with a view towards revised disclosure, how the participants complied with their disclosure obligation, if any in the consent solicitation instance, under Rule 14a-4(e).

RESPONSE:

We have added an explicit statement to the requirement of 14a-4(e) in the amended Form of Consent Card.

17.	We noticed language stating that shareholders not indicating their vote "will be deemed to consent..." Please amend these closing representations to explicitly reference the discretionary authority standard in 14a-4(b). Please make conforming changes to the proxy statement to be used to conduct the consent solicitation.

RESPONSE:

We have added explicit language to the Form of Consent Card.

18.	Given the inclusion of the "abstain" box on the form of consent, please advise us, with a view toward revised disclosure in the proxy statement to be used to conduct the consent solicitation, how abstentions will be counted. Refer to Item 21(b) of Schedule 14A.

RESPONSE:

We have added explicit indication that an “abstain” vote has the same legal effect as a “no” vote on the Form of Consent Card.

19.	The disclosure within the proxy statement to be used to solicit consents at page 1 indicates that the passage of each proposal is conditioned upon the passage of all other proposals. Please revise the Form of Consent card to explicitly disclose the conditionality of each proposal being approved. See Rule 14a-4(a)(3).

RESPONSE;

We have added explicit indication of such condition to approval of all other proposals on the Form of Consent Card.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CutLER LAW GROUP	Page 6 of 7

General Compliance with Rule 14a-9 for Statements and Assertions Made

20.	In accordance with Note b. of Rule 14a-9, please provide us with the factual foundation for the following statements and assertions made throughout the proxy statement:

RESPONSE – PLEASE SEE SPECIFIC RESPONSE UNDER EACH ITEM:

•          "Under his employment agreement, Mr. Mir believes he is entitled to extraordinarily rich severance benefits."

RESPONSE: We have deleted “he believes”. The Employment Agreement is filed by the company and reflects rich severance benefits for a company which has shown little or no revenue.

•          "Mr. Mir's team paid themselves all the while failing to pay the Company's accounting firm to complete and file the required SEC filings. In fact, Calmare recently 'terminated' their long term accounting firm and engaged a new firm. We suspect that the prior firm had long overdue billings."

RESPONSE: We have edited the sentence to read “Mr. Mir’s team paid themselves all the while failing to complete and file the required SEC filings. In fact, Calmare recently “terminated” their long term accounting firm and engaged a new firm.” The payment to his team is reflected in the public security filings and the termination of accounting firm is reflected in a Form 8-K.

•          "Current management also allowed a former employee to reach a judgment against the Company for in excess $400,000 without even bothering to show up at the hearing."

RESPONSE: We stand by this statement as it is a court record for a lawsuit by Mr. Conway.

•          "In order to preserve their status, Mr. Mir and current management have also repeatedly mislead shareholders and investors with respect to corporate opportunities."

RESPONSE: Members of the committee have factual basis showing representations with respect to the GSA contracts referenced in the paragraph.

•          "The current board has been nothing but a rubber stamp for the misrepresentations, obfuscations, failed strategies and mismanagement of the current CEO."

RESPONSE: While the committee firmly believes that statement, we have deleted that sentence.

•          "This level of fixed salary for a company the size of CTI is frankly unheard of in today's business environment."

RESPONSE: Salaries of $475,000 for a company of this size and revenues is outrageous and the statement is accurate. We have nonetheless deleted that statement.

•          "..., but unfortunately the past CEO has failed to pay the real working employees for at least the last four months."

RESPONSE: The committee has evidence that employees have not been paid for that period.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CutLER LAW GROUP	Page 7 of 7

•          "The APC program has been in place for over two years and our current CEO refused to take advantage of this opportunity in even one case."

RESPONSE: We have revised the sentence to reflect that nothing has happened on that program to read as follows: “The APC program has been in place for over two years and no sales or revenues have occurred derived from that program.” Evident in the financial statements and notes.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

Cc:	Stan Yarbro

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714